June  4,  2004

U.S.  Securities  and  Exchange  Commission
Division  of  Corporation  Finance
450  Fifth  Street,  N.W.
Washington,  D.C.  20549

Attn:  Michael  R.  McCoy

Re:  Payment  Data  Systems,  Inc.
     Withdrawal  of  Registration  Statement  on  Form  S-3
     File  No.  333-97869
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Dear  Mr.  McCoy:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Payment Data Systems, Inc. (the "Registrant") hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of its Registration Statement on Form S-3 (File No. 333-97869) originally filed on August 9, 2002, together with all
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amendments  and  exhibits  thereto  (collectively,  the  "Prospectus").

The Prospectus covered the resale of a total of up to 4,146,154 shares of our common stock that may be issued pursuant to a convertible note and warrant that were issued to the selling security holder in exchange for a $1.5 million investment.

The Registrant further requests that, pursuant to Rule 477(c), an order with the date of the granting of the withdrawal be included in the file for the aforementioned Prospectus in the following manner: "Withdrawn upon the request of the Registrant, the Commission consenting thereto."

Please forward copies of the order consenting to the withdrawal of the Prospectus to the undersigned at 12500 San Pedro, Suite 120, San Antonio, TX 78216 with a copy to Amy Trombly, Esq., 1163 Walnut Street, Suite 7, Newton, MA 02461. If you have any questions regarding this request, please call Ms. Amy Trombly at (617)243-0060.

Thank  you  for  your  assistance.


Very  truly  yours,

Payment  Data  Systems,  Inc.

By:  /s/  Michael  R.  Long
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Michael  R.  Long
Chairman  of  the  Board,
Chief  Executive  Officer  and
Chief  Financial  Officer